Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Three Months Ended September 30,	2010	2009
		(Adjusted)*
Fixed charges:
Interest expense including
amortization of debt discount	$153	$156
Portion of rentals representing an interest factor	33	35
Total fixed charges	$186	$191
Earnings available for fixed charges:
Net income	$778	$514
Equity earnings net of distributions	(23)	(12)
Income taxes	495	305
Fixed charges	186	191
Earnings available for fixed charges	$1,436	$998
Ratio of earnings to fixed charges	7.7	5.2

*	Certain amounts have been adjusted for the retrospective change in accounting principle for rail grinding (See Note 3 in Item I, Notes to the Condensed Consolidated Financial Statements).

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